

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 13, 2009

Via U.S. mail and facsimile

Ms. Kimberly A. Springsteen-Abbott
Chief Executive Officer
Commonwealth Income & Growth Fund VI
Brandywine Bldg. One, Suite 200
2 Christy Drive
Chadds Ford, PA 19317

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended September 30, 2008**
> **File No. 000-51252**

Dear Ms. Springsteen-Abbott:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief